Exhibit 12.1

Boyd Gaming Corporation

Computation of Ratio of Earnings to Fixed Charges

($ in thousands, except for ratios)

(unaudited)

	Three Months Ended March 31,		Year Ended December 31,
	2003	2002	2002	2001	2000	1999	1998
Earnings Calculation:
Income before provision for income taxes and cumulative effects of changes in accounting principles	$26,303	$26,077	$76,964	$41,932	$102,057	$67,634	$49,891
Add:
Interest expense	18,612	17,605	72,904	75,374	79,303	69,230	74,162
Loss on early retirement of debt	—	—	15,055	—	—	—	—
Interest component of rent expense	694	663	2,670	2,262	1,767	1,470	1,065

Earnings available for fixed charges	$45,609	$44,345	$167,593	$119,568	$183,127	$138,334	$125,118

Fixed charges:
Interest expense	$18,612	$17,605	$72,904	$75,374	$79,303	$69,230	$74,162
Capitalized interest	4,419	4,971	17,673	18,009	6,253	1,786	—
Interest component of rent expense	694	663	2,670	2,262	1,767	1,470	1,065

Total fixed charges	$23,725	$23,239	$93,247	$95,645	$87,323	$72,486	$75,227

Ratio of earnings to fixed charges	1.9x	1.9x	1.8x	1.3x	2.1x	1.9x	1.7x